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                              October 17, 2023

       Marc de Garidel
       Chief Executive Officer
       Abivax SA
       7-11 boulevard Haussmann
       75009 Paris
       France

                                                        Re: Abivax SA
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 16,
2023
                                                            File No. 333-274780

       Dear Marc de Garidel:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1, filed October 16, 2023

       Capitalization, page 85

   1. Please revise the description in the second bullet to quantify separately the amount of the tranches drawn for the
Kreos/Claret OCABSA and Heights Convertible Notes as well as the amounts repaid
under the First KC Agreement, the Second KC Agreement and the
                                                        OCEANE bonds.
 Marc de Garidel
FirstName
Abivax SALastNameMarc de Garidel
Comapany
October 17,NameAbivax
            2023       SA
October
Page 2 17, 2023 Page 2
FirstName LastName
       Please contact Vanessa Robertson at 202-551-3649 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jason Drory at 202-551-8342 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Ryan Sansom